June 18, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Beverages, Apparel and Health Care Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Cathey Baker

Re:	Cott Corporation

Registration Statement on Form S-3

File No. 333-159617

Dear Ms. Baker:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), Cott Corporation (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-159617), as amended, to 4:00 p.m., Eastern Time, on Friday, June 19, 2009, or as soon thereafter as practicable.

The Company acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement. Please contact Christian O. Nagler of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Juan Figuereo
Juan Figuereo
Chief Financial Officer

cc:	Christian O. Nagler, Esq.

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